Exhibit 99.3

Orange Cyberdefense Selects NICE CXone for Customer Service Excellence and
Simplified Global Operations

CXone enables a seamless and consistent digital experience for Orange Cyberdefense globally

Hoboken, N.J., July 10, 2024 – (Nasdaq: NICE) today announced that Orange Cyberdefense, a global cybersecurity company that provides a range of services and solutions to protect organizations from cyber threats, has selected NICE CXone to simplify its mission-critical service operations for its customers across nine countries and sixteen sites, enabling fast, seamless, and consistent CX for all clients globally.

Orange Cyberdefense chose NICE CXone for its convergence power and completeness, allowing them to remove lingering silos across all service operations, provide transparency into the customer and agent experience, and create an advanced future proof CX operation. Through the power of NICE CXone, Orange Cyberdefense has simplified its infrastructure to route interactions based on skills and language and reduce the number of manual touchpoints to ensure 24/7 high-quality assistance regardless of location. With all users connected to one easy-to-use platform, agents can collaborate with teams globally while continuing to work in a hybrid mode. CXone significantly improves agent empowerment and offers a differentiating customer experience.

“I’m excited to see how our customer experiences and company are evolving with NICE CXone,” said François Borlido, CIO, Orange Cyberdefense. “Due to the nature of our business, we strive to deliver the highest possible quality service to our customers around the clock. As customer behaviors change due to the new digital demands, we must ensure we not only keep up with expectations but exceed them. With one integrated platform, I believe our customer experience will improve beyond what I already thought was possible. Working with NICE and Orange Business, I feel confident that we will be able to anticipate and prepare for future needs.”

 “Like many large companies, Orange Cyberdefense has experienced information silos across services, technologies, and teams from M&A growth,” said Darren Rushworth, President, NICE International. “NICE’s purpose-built AI helped knock down these silos by connecting agents and integrating with other systems to create consistency across customer experiences. We are excited to assist in Orange Cyberdefense’s digital future as they protect organizations from cyber threats.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.